UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For December 29, 2025

Commission File Number: 001-42565

BELIVE HOLDINGS

(Exact name of Registrant as specified in its charter)

26A Ann Siang Road

#03-00

Singapore 069706

(Address of principal executive offices)

Kenneth Teck Chuan Tan, Chief Executive Officer

Telephone: +65 9090 5788

Email: kenneth.tan@belive.sg

26A Ann Siang Road

#03-00

Singapore 069706

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ANNUAL GENERAL MEETING OF MEMBERS

BeLive Holdings, a Cayman Islands exempt company (the “Company” or “BH”), held its Annual General Meeting of Members (the “Annual Meeting”) at the offices of the Company located at 26 Ann Siang Road, #03-00, Singapore, on 29 December 2025 at 11:00 a.m. (Singapore time) for the following purposes:

(1)	To elect the following six (6) persons to serve as directors of the Company in their respective capacities until the next annual general meeting of members and thereafter until their successors shall have been elected and qualified: (i) Kenneth Teck Chuan Tan, Chairman; (ii) Abdul Latif Bin Zainal, Executive Director; (iii) Ling Yi Quek, Independent Director; (iv) Ronald Longfa Wong, Independent Director; (v) Natalie Tara Si Ying Heng, Independent Director; and (vi) Kammy Swee Keng Choo, Independent Director;

(2)	To ratify the appointment of OneStop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025; and

(3)	To consider and act upon other business as may properly come before the Annual Meeting or any adjournments thereof.

Only Members of record at the close of business on December 12, 2025 were entitled to notice of and to vote at the Annual Meeting.

RESULTS OF THE ANNUAL GENERAL MEETING OF MEMBERS

The results of the Annual Meeting were as follows:

(1)	The following six (6) persons were elected to serve as directors of the Company until the next annual general meeting of members and thereafter until their successors shall have been elected and qualified: (i) Kenneth Teck Chuan Tan, Chairman; (ii) Abdul Latif Bin Zainal, Executive Director; (iii) Ling Yi Quek, Independent Director; (iv) Ronald Longfa Wong, Independent Director; (v) Natalie Tara Si Ying Heng, Independent Director; and (vi) Kammy Swee Keng Choo, Independent Director;

(2)	The appointment of OneStop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 was duly approved and ratified.

Exhibits

99.1	Notice and Proxy Statement for the Annual General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELIVE HOLDINGS (Registrant)

Date: December 30, 2025	By:	/s/ Kenneth Teck Chuan Tan
Kenneth Teck Chuan Tan, Chief Executive Officer